Exhibit 99.37

PRESS RELEASE

Trading Symbol: SVM.TO	December 12, 2007

Silvercorp To Build A New 2,000 Tonne Per Day Mill For The Ying
Silver Mining District, Henan Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – December 12, 2007 – Silvercorp Metals Inc. ("Silvercorp” - SVM.TO) announces that its 77.5% owned joint venture company, Henan Found Mining Co. Ltd. (“Henan Found”) has started the process of constructing a new 2,000 tonne per day (t/d) mill and associated tailings dam adjacent to its existing 1,000 t/d mill. Upon the new mill being completed by November 2008, the combined milling capacity will be 3,000 t/d to treat ores from the Ying, HPG, LM and TLP Mines, all located within approximately 15 km distance. The preliminary estimated capital cost for the new mill is approximately US$6 million and will be funded from Henan Found’s cash on hand. Government approvals are required for the new mill.

With Silvercorp’s recent acquisitions of the LM and TLP Silver-Lead Mines, construction of the new 2,000 t/d capacity mill is needed to accommodate anticipated new mining capacity from these two new mines. When the new mill is operational in November 2008, the total milling capacity will be approximately 600,000 tonnes for fiscal 2009 (April 1, 2008 to March 31, 2009) and one million tonnes for fiscal 2010 (April 1, 2009 to March 31, 2010) and beyond, compared to a current capacity of approximately 350,000 tonnes.

Under its preliminary mining plan, Silvercorp is expected to produce a total of 500,000 tonnes of ore in its 2009 fiscal year, including 250,000 tonnes of ore from Ying Mine, 100,000 tonnes of ore from HPG Mine, 120,000 tonnes from TLP Mine, and 30,000 tonnes from LM Mine. Further growth of mining capacity is anticipated for fiscal 2010 from increased production at the TLP Mine.

Michael William Hibbitts, P.Geo, is the Qualified Person on the project under NI 43-101.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements.